Exhibit 99.1

Le Gaga Fourth Quarter and Fiscal Year 2011 Earnings Release June 9, 2011
HONG KONG, June 9, 2011 — Le Gaga Holdings Limited (NASDAQ: GAGA) (“Le Gaga” or “the Company”), one of the largest greenhouse vegetable producers in China as measured by the area of greenhouse coverage and one of the fastest growing major vegetable producers in China, today announced its financial results for the fourth fiscal quarter and fiscal year ended March 31, 2011.1
Highlights of the Fourth Quarter and Fiscal Year Ended March 31, 2011
•	Revenue increased by RMB33.8 million, or 38.7%, from RMB87.4 million for the three months ended March 31, 2010 to RMB121.2 million (US$18.5 million) for the three months ended March 31, 2011. Revenue increased by RMB126.3 million, or 45.0%, from RMB280.5 million in FY2010 to RMB406.8 million (US$62.1 million) in FY2011.
•	Results from operating activities increased by RMB19.5 million, from RMB1.5 million for the three months ended March 31, 2010 to RMB21.0 million (US$3.2 million) for the three months ended March 31, 2011. Results from operating activities increased by RMB23.5 million, or 21.1%, from RMB111.7 million in FY2010 to RMB135.2 million (US$20.7 million) in FY2011.
•	Profit for the period increased by RMB17.6 million, from RMB0.7 million for the three months ended March 31, 2010 to RMB18.3 million (US$2.8 million) for the three months ended March 31, 2011. Profit for the year increased by RMB23.2 million, or 21.0%, from RMB110.2 million in FY2010 to RMB133.4 million (US$20.4 million) in FY2011.

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5483 to US$1.00, the effective noon buying rate as of March 31, 2011 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

Le Gaga Fourth Quarter and Fiscal Year 2011 Earnings Release June 9, 2011
•	Adjusted profit for the period (Non-IFRS measure, defined as profit for the period before the net impact of biological assets fair value adjustments and excluding the effects of non-cash share-based compensation and the initial public offering expenses charged to the income statement) increased by RMB14.1 million, or 50.9%, from RMB27.7 million for the three months ended March 31, 2010 to RMB41.8 million (US$6.4 million) for the three months ended March 31, 2011. Adjusted profit for the year increased by RMB52.9 million, or 53.4%, from RMB98.9 million in FY2010 to RMB151.8 million (US$23.2 million) in FY2011. A reconciliation of the adjusted profit for the period/year to profit for the period/year determined in accordance with IFRS was set forth in Appendix V.
•	Adjusted EBITDA (Non-IFRS measure, defined as EBITDA (earnings before net finance income (costs), income tax expense, depreciation and amortization), as further adjusted to exclude the effects of non-cash share-based compensation, the net impact of biological assets fair value adjustment and the initial public offering expenses charged to the income statement) increased by RMB19.2 million, or 49.8%, from RMB38.6 million for the three months ended March 31, 2010 to RMB57.8 million (US$8.8 million) for the three months ended March 31, 2011. Adjusted EBITDA increased by RMB65.6 million, or 48.4%, from RMB135.6 million in FY2010 to RMB201.2 million (US$30.7 million) in FY2011. A reconciliation of the adjusted EBITDA to profit for the period/year determined in accordance with IFRS was set forth in Appendix VI.
•	Basic and diluted earnings per share was RMB0.80 cents (0.12 US cents) and RMB0.77 cents (0.12 US cents), respectively, for the three months ended March 31, 2011. Basic and diluted earnings per ADS[2] was RMB40.0 cents (6.11 US cents) and RMB38.5 cents (5.88 US cents), respectively, for the three months ended March 31, 2011.
•	Basic and diluted earnings per share was RMB6.68 cents (1.02 US cents) and RMB6.46 cents (0.99 US cents) in FY2011, respectively, representing an increase of 2.5% and 0.5%, respectively, from those in FY2010. Basic and diluted earnings per ADS was RMB334.0 cents (51.01 US cents) and RMB323.0 cents (49.33 US cents) in FY2011, respectively, representing an increase of 2.5% and 0.5%, respectively, from those in FY2010.

[2]	American depositary shares, which are traded on the NASDAQ Global Select Market, each represents 50 ordinary shares of the Company.

Le Gaga Fourth Quarter and Fiscal Year 2011 Earnings Release June 9, 2011
•	Cash generated from operating activities increased by RMB2.8 million, or 6.8%, from RMB40.1 million for the three months ended March 31, 2010 to RMB42.9 million (US$6.5 million) for the three months ended March 31, 2011. Cash generated from operating activities increased by RMB11.9 million, or 10.1%, from RMB117.6 million in FY2010 to RMB129.5 million (US$19.8 million) in FY2011.
•	Total arable land as of March 31, 2011 was 20,402 mu (1,360 hectare), representing an increase of 355 mu compared to December 31, 2010, and an increase of 1,552 mu compared to March 31, 2010.
•	Total greenhouse area as of March 31, 2011 was 6,779 mu (452 hectare), representing an increase of 1,440 mu compared to December 31, 2010 and an increase of 2,359 mu compared to March 31, 2010. As a result, greenhouse land area as a percentage of total arable land increased from 26.6% as of December 31, 2010 to 33.2% as of March 31, 2011.
•	Production output decreased 2.7% from 30,475 metric tons for the three months ended March 31, 2010 to 29,646 metric tons for the three months ended March 31, 2011, while production output increased 25.7% from 98,076 metric tons in FY2010 to 123,294 metric tons in FY2011. Production yield (production output per mu) decreased 6.3% from 1.6 metric tons for the three months ended March 31, 2010 to 1.5 metric tons per mu for the three months ended March 31, 2011, while production yield increased 18.5% from 5.4 metric tons in FY2010 to 6.4 metric tons per mu in FY2011.
•	Revenue-per-mu increased 25.8% from RMB4,722 for the three months ended March 31, 2010 to RMB5,942 for the three months ended March 31, 2011. Revenue-per-mu increased 37.0% from RMB15,497 in FY2010 to RMB21,226 in FY2011.

Le Gaga Fourth Quarter and Fiscal Year 2011 Earnings Release June 9, 2011
Mr. Shing Yung Ma, the Chairman and Chief Executive Officer of Le Gaga, commented, “We are very pleased with our performance in the fourth fiscal quarter as well as the full fiscal year 2011. Our high quality produce continues to be well accepted by our customers. At the same time, we are achieving better selling prices due to higher quality vegetables and better product mix as a result of more greenhouses. Our further improved know-how allows us to capture more attractive market opportunities. Our strategy will continue to focus on increasing greenhouse coverage and arable land area, expanding our sales, marketing and distribution network, strengthening our brand awareness across channels, and devoting R&D efforts to enhance our horticultural know-how. Furthermore, building our organization including training and development of our farm managers remains a priority for us.”
Mr. Auke Cnossen, the Chief Financial Officer of Le Gaga, added, “Our FY 2011 results demonstrate that the greenhouse business model serves us well. Our greenhouse area has expanded to 6,779 mu, while our greenhouse coverage ratio increased to 33.2%. As a result, our productivity as measured in revenue per mu, has increased from RMB15,497 per mu in FY 2010 to a record RMB21,226 per mu in FY 2011. This has resulted in lower fixed costs as a percentage of revenue. The much higher productivity of greenhouses compared to open field farming also leads to more efficient use of production inputs.”

Le Gaga Fourth Quarter and Fiscal Year 2011 Earnings Release June 9, 2011
Summary of Operating Data

	As of March 31, 2010			As of December 31, 2010			As of March 31, 2011
		Under			Under			Under
		construction			construction			construction
	Operating	or Reserved	Total	Operating	or Reserved	Total	Operating	or Reserved	Total
Arable land (1)	18,850 mu	—	18,850 mu	17,952 mu	2,095 mu	20,047 mu	20,402 mu	—	20,402 mu
	(1,257 hectare)	—	(1,257 hectare)	(1,197 hectare)	(140 hectare)	(1,337 hectare)	(1,360 hectare)	—	(1,360 hectare)
Greenhouse area (2)	4,420 mu	—	4,420 mu	5,339 mu	—	5,339 mu	6,779 mu	—	6,779 mu
	(295 hectare)	—	(295 hectare)	(356 hectare)	—	(356 hectare)	(452 hectare)	—	(452 hectare)
Greenhouse area as a percentage of total arable land	23.4%	N/A	23.4%	29.7%	—	26.6%	33.2%	N/A	33.2%

	Three Months Ended March 31,		Fiscal Year Ended March 31,
	2010	2011	2010	2011
Total production output (metric tons)	30,475	29,646	98,076	123,294
Production yield (metric tons per mu) (3)	1.6	1.5	5.4	6.4
Revenue-per-mu (RMB) (3)	4,722	5,942	15,497	21,226
(1)	Total arable land area excludes land that we used on a temporary basis.

The Company has signed lease agreements for the lease of 3,950 mu in December 2010. As of March 31, 2011, 2,450 mu of cleared land has been handed over to the Company for operation.

Land under construction or reserved includes newly leased land which has not yet been put into production and is either under construction or in reserve for future development.

(2)	As of March 31, 2010, there were 2,029 mu bamboo-made greenhouses and 2,391 mu steel-made greenhouses.

As of December 31, 2010, there were 929 mu bamboo-made greenhouses and 4,410 mu steel-made greenhouses.

As of March 31, 2011, there were 789 mu bamboo-made greenhouses and 5,990 mu steel-made greenhouses.

(3)	For the purposes of calculating production yield and revenue-per-mu, average land area within each reporting period also includes land that we used on a temporary basis to generate the production output and revenue.

Le Gaga Fourth Quarter and Fiscal Year 2011 Earnings Release June 9, 2011
Financial Results for the Fourth Quarter and Fiscal Year Ended March 31, 2011
Revenue increased by RMB33.8 million, or 38.7%, from RMB87.4 million for the three months ended March 31, 2010 to RMB121.2 million (US$18.5 million) for the three months ended March 31, 2011. The increase in revenue was primarily attributable to (1) a net increase in average operating land, and (2) an increase in revenue-per-mu from RMB4,722 for the three months ended March 31, 2010 to RMB5,942 for the three months ended March 31, 2011, which was primarily driven by an increase in the average selling price of our produce from RMB2,869 per ton in the three months ended March 31, 2010 to RMB4,089 (US$624.4) per ton in the three months ended March 31, 2011.
Revenue increased by RMB126.3 million, or 45.0%, from RMB280.5 million for FY2010 to RMB406.8 million (US$62.1 million) for FY2011. The increase in revenue was primarily attributable to (1) a net increase in average operating land, and (2) an increase in revenue-per-mu from RMB15,497 in FY2010 to RMB21,226 in FY2011, which was primarily driven by (1) an increase in production yield from 5.4 metric tons per mu for FY2010 to 6.4 metric tons per mu for FY2011, and (2) an increase in the average selling price of our produce from RMB2,860 per ton in FY2010 to RMB3,299 (US$503.8) per ton in FY2011.
The increase in revenue-per-mu for the fourth quarter as well as FY2011 was primarily the result of (1) increased greenhouse coverage, leading to improved quality of our products and better product mix, (2) enhanced cultivation know-how, and (3) market inflation.
Cost of inventories sold increased by RMB24.5 million, or 31.8%, from RMB76.8 million for the three months ended March 31, 2010 to RMB101.3 million (US$15.5 million) for the three months ended March 31, 2011. Cost of inventories sold increased by RMB118.9 million, or 49.9%, from RMB238.3 million in FY2010 to RMB357.2 million (US$54.6 million) in FY2011.

Le Gaga Fourth Quarter and Fiscal Year 2011 Earnings Release June 9, 2011
Adjusted cost of inventories sold (Non-IFRS measure, defined as cost of inventories sold before biological assets fair value adjustment, with the reconciliation to cost of inventories sold determined in accordance with IFRS as set forth in Appendix IV) increased by RMB6.8 million, or 19.4%, from RMB34.9 million for the three months ended March 31, 2010 to RMB41.7 million (US$6.4 million) for the three months ended March 31, 2011. Adjusted cost of inventories sold as a percentage of revenue decreased from 39.9% for the three months ended March 31, 2010 to 34.4% for the three months ended March 31, 2011. The decrease of our adjusted cost of inventories sold as a percentage of revenue was primarily due to (1) lower fixed costs, such as rental, depreciation and farm overhead, as a percentage of revenue, due to more efficient utilization of our production assets, (2) lower variable cost, such as labor and materials, as a percentage of revenue, and (3) the decrease in purchases of vegetables from third parties.
Adjusted cost of inventories sold increased by RMB36.3 million, or 35.4%, from RMB102.6 million in FY 2010 to RMB138.9 million (US$21.2 million) in FY2011. Adjusted cost of inventories sold as a percentage of revenue decreased from 36.6% in FY2010 to 34.1% in FY2011. The decrease of our adjusted cost of inventories sold as a percentage of revenue was primarily due to (1) lower fixed costs, such as rental, depreciation and farm overhead, as a percentage of revenue, due to more efficient utilization of our resources, and (2) the decrease in purchases from third parties of vegetables.

Le Gaga Fourth Quarter and Fiscal Year 2011 Earnings Release June 9, 2011

	Three Months Ended March 31,			Fiscal Year Ended March 31,
	2010	2011		2010	2011
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Biological assets fair value adjustment included in cost of inventories sold	(41,929)	(59,578)	(9,098)	(135,712)	(218,348)	(33,344)

Changes in fair value less costs to sell of biological assets	16,420	42,433	6,480	152,743	241,896	36,940

Net impact of biological assets fair value adjustment	(25,509)	(17,145)	(2,618)	17,031	23,548	3,596

The net impact of the biological assets fair value adjustment represents the net increase or decrease in the gain in fair value less cost to sell of crops on our farmland at the current reporting period end compared to the immediately preceding reporting period end.
A net loss of RMB17.1 million was recognized arising from biological assets fair value adjustment for the three months ended March 31, 2011, as compared to a net loss of RMB25.5 million recognized for the three months ended March 31, 2010.
The net loss of RMB17.1 million for the three months ended March 31, 2011 primarily arose from the plantation activities of solanaceous products. Solanaceous products are the primary focus of our plantation during the winter months. As we were approaching the end of the solanaceous season, less solanaceous product was on our farmland on March 31, 2011, when compared with that of December 31, 2010 (the immediately preceding reporting period end), resulting in a negative net impact.
However, this negative net impact was smaller for the three months ended March 31, 2011 compared to that of the three months ended March 31, 2010 because we have extended the solanaceous season, with more solanaceous products still on our fields as of March 31, 2011, as compared to March 31, 2010.
The net impact of biological assets fair value adjustment of a gain of RMB23.5 million for the year ended March 31, 2011 primarily arose from our plantation of solanaceous products. The larger net impact for the year ended March 31, 2011 compared to the gain of RMB17.0 million for the year ended March 31, 2010 resulted from more solanaceous products being planted in the current year due to increased greenhouse coverage.

Le Gaga Fourth Quarter and Fiscal Year 2011 Earnings Release June 9, 2011
Our packing expenses increased by RMB4.7 million, or 89.8%, from RMB5.2 million for the three months ended March 31, 2010 to RMB9.9 million (US$1.5 million) for the three months ended March 31, 2011, primarily due to an increase of RMB4.3 million in packing material consumed.
Our packing expenses increased by RMB9.9 million, or 54.5%, from RMB18.3 million for FY2010 to RMB28.2 million (US$4.3 million) for FY2011, primarily due to an increase of RMB9.5 million in packing material consumed.
The increase in packing material consumed in the fourth fiscal quarter as well as FY2011 was primarily due to (1) our effort to enhance our brand awareness, (2) better packaging used to enhance the selling price, and (3) more long-distance transportations.
Our land preparation costs increased by RMB3.1 million, or 75.6%, from RMB4.1 million for the three months ended March 31, 2010 to RMB7.2 million (US$1.1 million) for the three months ended March 31, 2011, which was primarily due to (1) an increase in greenhouse coverage which increased the unit land preparation cost during the same period of rotation, and (2) an increase in average newly acquired lands under construction or reserved for future development.
Our land preparation costs increased by RMB8.4 million, or 67.3%, from RMB12.4 million for FY2010 to RMB20.8 million (US$3.2 million) for FY2011, which was primarily due to (1) an increase in the number of plantation cycles which resulted in more land resting time in between rotation cycles, (2) an increase in greenhouse coverage which increased the unit land preparation cost during the same period of rotation, and (3) an increase in average newly acquired lands under construction or reserved for future development.
Our selling and distribution expenses increased by RMB3.7 million, or 72.3%, from RMB5.1 million for the three months ended March 31, 2010 to RMB8.8 million (US$1.3 million) for the three months ended March 31, 2011, which was primarily due to the increase of RMB4.1 million in transportation costs, in line with the increase in our revenue and more long-distance transportations.
Our selling and distribution expenses increased by RMB6.7 million, or 37.0%, from RMB18.2 million for FY2010 to RMB24.9 million (US$3.8 million) for FY2011, which was primarily due to the increase of RMB6.2 million in transportation costs, in line with the increase in our revenue and more long-distance transportations.
Our administrative expenses increased by RMB5.3 million, or 73.1%, from RMB7.3 million for the three months ended March 31, 2010 to RMB12.6 million (US$1.9 million) for the three months ended March 31, 2011, primarily due to the increase of RMB4.8 million in non-cash share-based compensation expenses relating to our option grants.

Le Gaga Fourth Quarter and Fiscal Year 2011 Earnings Release June 9, 2011
Our administrative expenses increased by RMB43.9 million, or 175.3%, from RMB25.1 million for FY2010 to RMB69.0 million (US$10.5 million) for FY2011, primarily due to (1) the incurrence of IPO expenses amounting to RMB20.3 million (including regulatory fees, legal, accounting and other professional advisors fees, and printing costs), and (2) an increase of RMB15.9 million in non-cash share-based compensation expenses relating to our option grants.
We had net finance costs of RMB2.6 million (US$0.4 million) for the three months ended March 31, 2011, as compared to a net finance income of RMB10,000 for the three months ended March 31, 2010, primarily due to interest expense of RMB2.5 million.
Our net finance costs increased by RMB1.2 million or 189.8%, from RMB0.6 million for FY2010 to RMB1.8 million (US$0.3 million) for FY2011, primarily due to an increase in interest expense of RMB4.6 million, which was partially offset by an increase in net exchange gain of RMB2.8 million for FY2011.
Our income tax expense decreased by RMB789,000, or 88.7%, from RMB890,000 for the fourth quarter and FY2010 to RMB101,000 (US$15,000) for the fourth quarter and FY2011, primarily due to the decrease in withholding tax incurred in the three months ended March 31, 2011 in connection with capital gains and the distribution of earnings by the PRC subsidiaries to our offshore holding company.
As a results of the foregoing factors, profit for the three months ended March 31, 2011 increased by RMB17.6 million, from RMB0.7 million for the three months ended March 31, 2010 to RMB18.3 million (US$2.8 million) for the three months ended March 31, 2011.
Profit for FY2011 increased by RMB23.2 million, or 21.0%, from RMB110.2 million in FY2010 to RMB133.4 million (US$20.4 million) in FY2011.
Our adjusted profit for the period, increased by RMB14.1 million or 50.9% from RMB27.7 million for the three months ended March 31, 2010 to RMB41.8 million (US$6.4 million) for the three months ended March 31, 2011.
Our adjusted profit for the year, increased by RMB52.9 million or 53.4% from RMB98.9 million in FY2010 to RMB151.8 million (US$23.2 million) in FY2011.
Our adjusted EBITDA increased by RMB19.2 million, or 49.8%, from RMB38.6 million for the three months ended March 31, 2010 to RMB57.8 million (US$8.8 million) for the three months ended March 31, 2011.
Our adjusted EBITDA increased by RMB65.6 million, or 48.4%, from RMB135.6 million in FY2010 to RMB201.2 million (US$30.7 million) in FY2011.

Le Gaga Fourth Quarter and Fiscal Year 2011 Earnings Release June 9, 2011
Basic and diluted earnings per share was RMB0.80 cents (0.12 US cents) and RMB0.77 cents (0.12 US cents), respectively, for the three months ended March 31, 2011. Basic and diluted earnings per ADS was RMB40.0 cents (6.11 US cents) and RMB38.5 cents (5.88 US cents), respectively, for the three months ended March 31, 2011.
Basic and diluted earnings per share was RMB6.68 cents (1.02 US cents) and RMB6.46 cents (0.99 US cents), respectively, for FY2011, representing an increase of 2.5% and 0.5%, respectively, from those in FY2010. Basic and diluted earnings per ADS was RMB334.0 cents (51.01 US cents) and RMB323.0 cents (49.33 US cents), respectively, for FY2011, representing an increase of 2.5% and 0.5%, respectively, from those in FY2010.
Our operating cash inflow increased by RMB2.8 million, or 6.8%, from RMB40.1 million for the three months ended March 31, 2010 to RMB42.9 million (US$6.5 million) for the three months ended March 31, 2011. This increase in operating cash flow was the result of a RMB3.8 million increase in cash received from our increased revenue, partially offset by a RMB1.0 million increase in cash paid for our cost of revenue and operating expenses.
Our operating cash inflow increased by RMB11.9 million, or 10.1%, from RMB117.6 million for FY2010 to RMB129.5 million (US$19.8 million) for FY2011. This increase in operating cash flow was the result of a RMB126.3 million increase in our revenue, partially offset by a RMB12.5 million effect from trade receivables balances. The increase in our operating cash inflow was partially offset by a RMB101.9 million increase in cash paid for our cost of revenue and operating expenses. The increase of RMB101.9 million in cash payments was primarily due to (1) the increase in cost of inventories used in line with our increase of revenue, (2) the portion of IPO expenditure recognized in the income statements, (3) the increase in land sanitation, biological pest control, as well as environmental protection projects, and (4) the increase in other operating costs in line with our business expansion.
Cash used in investing activities increased by RMB47.8 million, or 153.3%, from RMB31.2 million for the three months ended March 31, 2010 to RMB79.0 million (US$12.1 million) for the three months ended March 31, 2011. The cash outflow from investing activities of RMB79.0 million for the three months ended March 31, 2011 was in line with our payment for construction in progress of RMB77.3 million which mainly consisted of (1) payment for construction of greenhouses of RMB50.7 million, (2) payment for land improvements of RMB11.3 million, and (3) payment of RMB13.4 million for agricultural infrastructure.

Le Gaga Fourth Quarter and Fiscal Year 2011 Earnings Release June 9, 2011
Cash used in investing activities increased by RMB99.9 million, or 62.3%, from RMB160.4 million for FY2010 to RMB260.3 million (US$39.8 million) for FY2011. The cash outflow from investing activities of RMB260.3 million for FY2011 was in line with our payment for construction in progress of RMB262.7 million which mainly consisted of (1) payment for construction of greenhouses of RMB161.0 million, (2) payment for land improvements of RMB39.4 million, and (3) payment of RMB59.4 million for agricultural infrastructure.
Recent developments
The Company has signed lease agreements with local village committees for the lease of 3,950 mu of farming land in Fujian Province. As of March 31, 2011, 2,450 mu of cleared land has been handed over to the Company for operation. The remaining 1,500 mu is expected to be handed over to the Company within the next few months.
Business Outlook for the fiscal quarter ending June 30, 2011
The Company estimates that its revenue for the first fiscal quarter ending June 30, 2011 will be between RMB118 million and RMB128 million, representing a year over year growth rate of approximately 42% to 54%.
This forecast reflects the Company’s current and preliminary view, which is subject to change.
Conference Call
The Company will host a conference call at 8:00 a.m. ET on 9 June 2011 (9:00 p.m. Hong Kong Time) to review the Company’s financial results and answer questions. You may access the live interactive call via:
•	+1 866 549 1292 (U.S. Toll Free)

•	+ 400 681 6949 (China Toll Free)

•	+852 3005 2050 (International)

•	Pass Code: 534242#
Please dial-in approximately 10 minutes in advance to facilitate an on-time start.
A replay will be available for two weeks after the call and may be accessed via:
•	+852 3005 2020

•	Passcode: 135415#

Le Gaga Fourth Quarter and Fiscal Year 2011 Earnings Release June 9, 2011
A live and archived webcast of the call, as well as a presentation with the Company’s financial results will be available on the Company’s website at www.legaga.com.hk/html/index.php.
About Le Gaga Holdings Limited (Nasdaq:GAGA)
Le Gaga is one of the largest greenhouse vegetable producers in China as measured by the area of greenhouse coverage and one of the fastest growing major vegetable producers in China. The Company sells and markets over 100 varieties of vegetables to wholesalers, institutional customers and supermarkets in China and Hong Kong with a trusted brand among customers. The Company supplies vegetables to supermarkets, such as Walmart in China and Wellcome, ParknShop and Vanguard in Hong Kong.
The Company currently operates farms in the Chinese provinces of Fujian, Guangdong and Hebei. The Company produces and sells high quality vegetables all-year-round leveraging its large-scale greenhouses, proprietary horticultural know-how and comprehensive database.

Le Gaga Fourth Quarter and Fiscal Year 2011 Earnings Release June 9, 2011
Safe Harbor Statement
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus, dated October 28, 2010, filed with the Securities and Exchange Commission, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Potential risks and uncertainties include, but are not limited to: the Company’s ability to continue to lease farmland or forestland; the legality or validity of the Company’s leases of agricultural land; risks associated with extreme weather conditions, natural disasters, crops diseases, pests and other natural conditions; fluctuations in market prices and demand for the Company’s products; risks of product contamination and product liability claims as well as negative publicity associated with food safety issues in China; risks of labor shortage and rising labor costs; the Company’s ability to comply with U.S. public accounting reporting requirements, including maintenance of an effective system of internal controls over financial reporting; and the Company’s susceptibility to adverse changes in political, economic and other policies of the Chinese government that could materially harm its business. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Further information regarding risks and uncertainties faced by the Company is included in its filings with the U.S. Securities and Exchange Commission, including its final prospectus, dated October 28, 2010.
Use of Non-IFRS measures
Adjusted cost of inventories sold is defined as cost of inventories sold before biological assets fair value adjustment. We are primarily engaged in agricultural activities of cultivating, processing and distributing vegetables and have therefore adopted International Accounting Standard 41 “Agriculture,” or IAS 41, in accounting for biological assets and agricultural produce. Unlike the historical cost accounting model, IAS 41 requires us to recognize in our income statements the gain or loss arising from the change in fair value less costs to sell of biological assets and agricultural produce for each reporting period. Cost of inventories sold determined under IAS 41 reflects the deemed cost of agricultural produce, which is based on their fair value (less costs to sell) at the point of harvest. Biological assets fair value adjustment is the difference between the deemed cost of the agricultural produce and the plantation expenditure we incurred to cultivate the produce to the point of harvest. Although an “adjusted” cost of inventories sold excluding these fair value adjustments is a non-IFRS measure, we believe that separate analysis of the cost of inventories sold excluding these fair value adjustments adds clarity to the constituent parts of our cost of inventories sold and provides additional useful information for investors to assess our cost structure. A reconciliation of adjusted cost of inventories sold to IFRS cost of inventories sold was set forth in Appendix IV.

Le Gaga Fourth Quarter and Fiscal Year 2011 Earnings Release June 9, 2011
Adjusted profit for the period represents profit for the period before the net impact of biological assets fair value adjustments (defined as “adjusted profit for the period” in our prospectus dated October 28, 2010) and further excludes the effects of non-cash share-based compensation and initial public offering expenses charged to the income statement. We believe that separate analysis of the net impact of the biological assets fair value adjustments, non-cash share-based compensation and initial public offering expenses adds clarity to the constituent part of our results of operations and provides additional useful information for investors to assess the operating performance of our business. A reconciliation of adjusted profit for the period was set forth in Appendix V.
Adjusted EBITDA is defined as EBITDA (earnings before net finance income (costs), income tax expense (benefit), depreciation and amortization), as further adjusted to exclude the effects of non-cash share-based compensation, the net impact of biological assets fair value adjustments (defined as “adjusted EBITDA” in our prospectus dated October 28, 2010) and further excludes the initial public offering expenses for the current quarterly period charged to the income statement. We believe adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. You should use adjusted EBITDA as a supplemental analytical measure to, and in conjunction with, our IFRS financial data. In addition, we believe that adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of adjusted EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance. We use these non-IFRS financial measures for planning and forecasting and measuring results against the forecast. Using several measures to evaluate the business allows us and investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our shareholders. A reconciliation of the adjusted EBITDA to profit for the period was set forth in Appendix VI.
Contact Information

For further information, please contact:
PRChina
Jane Liu	Henry Chik
Tel: (852) 2522 1838	Tel: (852) 2522 1368
Email: jliu@prchina.com.hk	Email: hchik@prchina.com.hk

Appendix I Le Gaga Holdings Limited Unaudited Condensed Consolidated Income Statements For the three months and fiscal year ended March 31, 2010 and 2011

	Three Months Ended March 31,			Fiscal Year Ended March 31,
	2010	2011		2010	2011
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands, except per share data)

Revenue	87,433	121,228	18,513	280,512	406,772	62,119
Cost of inventories sold	(76,832)	(101,260)	(15,464)	(238,277)	(357,211)	(54,550)
Changes in fair value less costs to sell related to
Crops harvested during the period	4,158	15,766	2,408	119,009	186,183	28,432
Growing crops on the farmland at the period end	12,262	26,667	4,072	33,734	55,713	8,508
Total changes in fair value less costs to sell of biological assets	16,420	42,433	6,480	152,743	241,896	36,940
Packing expenses	(5,191)	(9,853)	(1,505)	(18,281)	(28,248)	(4,314)
Land preparation costs	(4,103)	(7,203)	(1,100)	(12,434)	(20,800)	(3,176)
Other income	565	2	—	626	124	19
Research and development expenses	(1,831)	(2,031)	(310)	(6,519)	(7,298)	(1,114)
Selling and distribution expenses	(5,089)	(8,766)	(1,339)	(18,207)	(24,949)	(3,810)
Administrative expenses	(7,295)	(12,624)	(1,928)	(25,059)	(68,978)	(10,534)
Other expenses	(2,541)	(913)	(138)	(3,404)	(6,070)	(928)

Results from operating activities	1,536	21,013	3,209	111,700	135,238	20,652
Finance income	16	61	9	101	2,881	440
Finance costs	(6)	(2,656)	(406)	(709)	(4,643)	(709)

Net finance income/(costs)	10	(2,595)	(397)	(608)	(1,762)	(269)
Profit before taxation	1,546	18,418	2,812	111,092	133,476	20,383
Income tax expense	(890)	(101)	(15)	(890)	(101)	(15)

Profit for the period/year	656	18,317	2,797	110,202	133,375	20,368

Earnings per ordinary/preferred share (in cents)
Basic	0.04	0.80	0.12	6.52	6.68	1.02

Diluted	0.04	0.77	0.12	6.43	6.46	0.99

Appendix II Le Gaga Holdings Limited Unaudited Condensed Consolidated Balance Sheets As of March 31, 2010 and 2011

	March 31, 2010	March 31, 2011
	RMB	RMB	US$
	(In thousands)
Assets
Property, plant and equipment	357,862	575,246	87,847
Construction in progress	17,402	24,294	3,710
Lease prepayments	2,516	2,413	368
Long-term deposits and prepayments	31,559	56,991	8,703
Biological assets	5,186	6,049	924

Total non-current assets	414,525	664,993	101,552

Biological assets	45,005	73,662	11,249
Inventories	2,938	4,608	704
Trade and other receivables	36,779	63,000	9,620
Cash	139,207	598,722	91,432

Total current assets	223,929	739,992	113,005

Total assets	638,454	1,404,985	214,557

Equity
Capital	307,689	687,706	105,021
Reserves	272,355	592,041	90,411

Total equity	580,044	1,279,747	195,432

Liabilities
Bank loan	34,290	78,835	12,039
Loan from municipal government	1,410	—	—

Total non-current liabilities	35,700	78,835	12,039

Bank loan	—	6,000	916
Trade and other payables	18,628	36,321	5,547
Current taxation	4,082	4,082	623

Total current liabilities	22,710	46,403	7,086

Total liabilities	58,410	125,238	19,125

Total equity and liabilities	638,454	1,404,985	214,557

Appendix III Le Gaga Holdings Limited Unaudited Condensed Consolidated Statements of Cash Flows For the three months and year ended March 31, 2010 and 2011

	Three Months Ended March 31,			Fiscal Year Ended March 31,
	2010	2011		2010	2011
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)

Operating activities
Profit before taxation	1,546	18,418	2,812	111,092	133,476	20,383

Adjustments for:
Amortization of lease prepayments	26	26	4	104	103	16
Depreciation	9,986	13,261	2,025	35,057	47,406	7,239
Equity settled share-based transactions	1,545	6,363	972	5,773	21,678	3,310
Changes in fair value less costs to sell of biological assets	(16,420)	(42,433)	(6,480)	(152,743)	(241,896)	(36,940)
Interest income	(16)	(61)	(9)	(101)	(254)	(39)
Interest expense	—	2,504	382	—	4,643	709
Gain on disposal of a subsidiary	(540)	—	—	(540)	—	—
Net loss on disposal of property, plant and equipment	2,546	789	120	3,142	5,143	785
Foreign exchange (gain)/loss	(304)	869	133	(529)	(2,261)	(345)

	(1,631)	(264)	(41)	1,255	(31,962)	(4,882)

Changes in current biological assets due to plantations	(25,463)	(38,305)	(5,851)	(99,854)	(134,070)	(20,474)
Changes in inventories, net of effect of harvested crops transferred to inventories	75,870	99,839	15,247	228,881	346,468	52,910
Decrease/(increase) in trade and other receivables	7,980	(22,046)	(3,367)	(8,252)	(35,310)	(5,392)

(Increase)/decrease in long-term deposits and prepayments	(9,564)	6,877	1,050	(10,021)	(21,025)	(3,211)
(Decrease)/increase in trade and other payables	(7,051)	(3,146)	(480)	5,592	5,459	834

Cash generated from operations	40,141	42,955	6,558	117,601	129,560	19,785

Income tax paid	—	(101)	(15)	—	(101)	(15)

Net cash generated from operating activities	40,141	42,854	6,543	117,601	129,459	19,770

Appendix III Le Gaga Holdings Limited Unaudited Condensed Consolidated Statements of Cash Flows For the three months and year ended March 31, 2010 and 2011

	Three Months Ended March 31,			Fiscal Year Ended March 31,
	2010	2011		2010	2011
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Investing activities
Interest received	16	61	9	101	254	39
Plantations of non-current biological assets	(57)	(376)	(57)	(624)	(1,692)	(258)
Payment for the purchase of property, plant and equipment	(2,485)	(2,076)	(317)	(6,122)	(9,520)	(1,454)
Payment for construction in progress	(29,358)	(77,332)	(11,809)	(161,378)	(262,704)	(40,118)
Proceeds from disposal of property, plant and equipment	684	691	106	7,658	13,411	2,048

Net cash used in investing activities	(31,200)	(79,032)	(12,068)	(160,365)	(260,251)	(39,743)

Financing activities
Proceeds from municipal government loan	—	—	—	410	—	—
Repayment to a director	—	—	—	—	(40)	(6)
Interest paid	(1,133)	—	—	(1,133)	(5,803)	(886)
Proceeds from bank loans	34,300	—	—	34,300	53,632	8,190
Net proceeds from issue of preferred shares	40,657	—	—	40,657	—	—
Proceeds from exercise of share options	—	—	—	—	22,245	3,397
Repayment of municipal government loan	—	(1,410)	(215)	—	(1,410)	(215)
Net proceeds from issue of ordinary shares, net of issuing costs	—	—	—	—	534,891	81,684

Net cash generated from/(used in) financing activities	73,824	(1,410)	(215)	74,234	603,515	92,164

Net increase/(decrease) in cash	82,765	(37,588)	(5,740)	31,470	472,723	72,191

Cash at beginning of the period/year	56,501	642,035	98,046	107,939	139,207	21,258

Effect of foreign exchange rate changes	(59)	(5,725)	(874)	(202)	(13,208)	(2,017)

Cash at March 31	139,207	598,722	91,432	139,207	598,722	91,432

Appendix IV Le Gaga Holdings Limited Reconciliation of Non-IFRS adjusted cost of inventories sold to cost of inventories sold For the three months and year ended March 31, 2010 and 2011

	Three Months Ended March 31,			Fiscal Year Ended March 31,
	2010	2011		2010	2011
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Cost of inventories sold	(76,832)	(101,260)	(15,464)	(238,277)	(357,211)	(54,550)
Less: biological assets fair value adjustment	41,929	59,578	9,098	135,712	218,348	33,344

Adjusted cost of inventories sold	(34,903)	(41,682)	(6,366)	(102,565)	(138,863)	(21,206)

Appendix V Le Gaga Holdings Limited Reconciliation of Non-IFRS adjusted profit for the period to profit for the period/year For the three months and year ended March 31, 2010 and 2011

	Three Months Ended March 31,			Fiscal Year Ended March 31,
	2010	2011		2010	2011
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Profit for the period/year	656	18,317	2,797	110,202	133,375	20,368

Add:

Non-cash share-based compensation	1,545	6,363	972	5,773	21,678	3,310
IPO expenses	—	—	—	—	20,323	3,104
Less:

Net impact of biological assets fair value adjustment	25,509	17,145	2,618	(17,031)	(23,548)	(3,596)

Adjusted profit for the period/year	27,710	41,825	6,387	98,944	151,828	23,186

Appendix VI Le Gaga Holdings Limited Reconciliation of Non-IFRS adjusted EBITDA to profit for the period/year For the three months and year ended March 31, 2010 and 2011

	Three Months Ended March 31,			Fiscal Year Ended March 31,
	2010	2011		2010	2011
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Profit for the period/year	656	18,317	2,797	110,202	133,375	20,368
Add:
Amortization of lease prepayments	26	26	4	104	103	16
Depreciation	9,986	13,261	2,025	35,057	47,406	7,239
Finance costs	6	2,656	406	709	4,643	709
Income tax expense	890	101	15	890	101	15
Non-cash share-based compensation	1,545	6,363	972	5,773	21,678	3,310
Biological assets fair value adjustment included in cost of inventories sold	41,929	59,578	9,098	135,712	218,348	33,344
IPO expenses	—	—	—	—	20,323	3,104
Less:				—	—
Finance income	(16)	(61)	(9)	(101)	(2,881)	(439)
Changes in fair value less costs to sell of biological assets	(16,420)	(42,433)	(6,480)	(152,743)	(241,896)	(36,940)

Adjusted EBITDA	38,602	57,808	8,828	135,603	201,200	30,726